EXHIBIT 3
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                                 October 2, 1995



VIA FACSIMILE AND REGULAR MAIL
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Kinark Corporation
7060 South Yale Avenue
Tulsa, Oklahoma 74101


Attention:  The Members of the Board of
            Directors of Kinark Corporation:

         As you know, we are counsel to Steel Partners II, L.P. ("Steel"). By letter dated September 22, 1995, we confirmed Steel's interest in meeting with appropriate representatives of Kinark Corporation ("Kinark" or the "Company") to discuss Steel's September 13, 1995 proposal and/or to structure an alternative transaction which is in the best interests of the Company's stockholders.

         As we stated in our letter, in view of the obvious superiority of Steel's proposal, we could not see how the Board, consistent with its fiduciary duties, could contemplate proceeding with the Crimmins proposal without engaging in a full and fair consideration of the alternative transaction being proposed by our client and offering the shareholders of the Company the right to vote on a superior proposal. We also made clear that face-to-face discussions with Steel would disclose that Steel desires to invest additional capital in the Company on appropriate terms, which could include the exercise of its rights to purchase the Company's common stock pursuant to any rights plan which the Company eventually undertakes.

         In response to my September 22 letter, we received a September 27, 1995 letter from Nelson Mullins Riley & Scarborough

("Nelson Mullins"), stating, inter alia, that such firm represents the Company and that the Company, at its Board of Directors meeting held September 20, 1995, "rejected" Steel's September 13 proposal without even "consider[ing]" it. Nelson Mullins' September 27 letter did confirm the Company's interest in meeting with Steel and its representatives on Friday, September 29th; the meeting, we believe, was doomed from the start, both because Mr. Crimmins did not attend and because the September 27 letter expressly foreclosed the possibility of any substantive discussions with authorized representatives of the Board regarding Steel's September 13 proposal and other viable alternatives to the Company's proposal.(1)

         Earlier today, Steel and representatives of this firm met with Paul Chastain, Chris Goodkin and Paul Quiros of Nelson Mullins. While the meeting was cordial, Kinark's representatives refused to engage in any efforts to structure a meaningful alternative to Mr. Crimmins' proposal. One of the suggestions made by Steel at the meeting would be to eliminate the preferential sale of notes to Mr. Crimmins entirely -- and in lieu thereof, conduct a rights offering in which Steel, Mr. Crimmins and others (if deemed appropriate by the Company) (together, the "Committed Parties") commit to purchase (i) all shares subject to both their basic subscription and their oversubscription privileges and (ii) any additional shares not subscribed for by the other stockholders (the "Additional Shares"), provided such participation by such Committed Parties in the Additional Shares is on equal terms and on a pro rata basis. Under this proposal, or under an alternative transaction, Steel would be willing to invest up to $6 million of new equity capital in Kinark on terms no more favorable to Steel than those offered to Crimmins and/or any group of which Crimmins is a member. If the Company can demonstrate that it requires more than $6 million from Steel, Steel would be willing to consider making an even greater commitment. The foregoing would undoubtedly provide the Company with the great bulk of the capital needed to promptly complete the Rogers acquisition (even assuming only minimal participation in the rights offering by Kinark's other stockholders), without having to issue the contemplated package of notes and warrants to the Company's Chairman on such disadvantageous terms.

         For the record, this letter should make clear that Steel is ready to meet with the Company and Mr. Crimmins to structure a proper rights offering to satisfy the Company's immediate and longer-term capital requirements on terms which are in the best interests of all Company stockholders and which do not SUB ROSA transfer the future control of a much stronger Kinark to Mr. Crimmins. If the Company and Mr. Crimmins do not wish to provide such an alternative and choose instead to proceed with the rights

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    (1)  The September 27 letter contains material inaccuracies, among them, the assertion that Steel "was invited to attend" the Board's July 19, 1995 meeting in Chicago. We are advised by our client that Steel was not invited to this meeting.

offering as currently proposed, Steel will have no choice but to take appropriate responsive action. Under Delaware law, the nature and quality of action sufficient to satisfy a director's duty of care varies in proportion to the significance of the decision to be made. Kinark is at a crossroads; the decisions to be made over the next few months are likely to be determinative of its future. A director's duty to obtain and digest all material information, and to probe and consider all available alternatives, is at its greatest under these circumstances.

         Steel reserves all rights with respect to the Company's conduct to date, and to take any and all other steps, whether reflected in this letter or not, to protect its rights. Our client remains fully committed to negotiate with respect to either its September 13 proposal or the alternative proposal set forth herein. If meaningful negotiations do not occur by October 5, 1995, it is anticipated that Steel will file opposition materials with the SEC and commence appropriate legal action.

                                Very truly yours,


                                 Steven Wolosky

cc:      Warren Lichtenstein
         Paul A. Quiros, Esq.